Filer: Excelsior Income Shares, Inc.
                                 Pursuant to Rule 425 under the Securities
                                 Act of 1933
                                 Subject Company: Excelsior Income Shares, Inc. Registration No. 811-02363

COMPANY
CONTACTS:         Debra Potter           Andrew Blum
                  Investor Relations     Media Relations
                  PEC Corp.              Tel.: 212-410-2495
                  Tel.: 201-447-1552


                   INSTITUTIONAL SHAREHOLDERS SERVICES ADVISES
                  CONTINUES TO SUPPORT EIS FUND'S CURRENT BOARD

NEW YORK, NY, Sept. 10 -- EIS Fund (NYSE: EIS) today announced that Institutional Shareholder Services (ISS), a leading independent proxy voting advisory firm and a division of Thomson Financial, has issued an analysis and opinion on a number of major issues currently up for shareholders vote - including possible liquidation and a proposal by a dissident shareholder to replace the Fund's Board of Directors. The votes will be counted at the Fund's Annual Shareholder's Meeting scheduled for Wednesday, September 12, 2001.

In its analysis of EIS Fund's current Board of Directors and the liquidation proposal, ISS stated, "ISS does not find it advisable to liquidate a cost-effective, successful and viable fund. As for the board to lead the fund, there seems no reason to replace the current management team. The fund has been led successfully for a number of years. Furthermore, the mere presence of a proposal to liquidate demonstrates that the current board listens to shareholder concerns. There is no real reason to suggest that this will change in the future."

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In addition, ISS reiterated its prior positive assessment of the Fund, "It seems that the fund has indeed met the needs of its shareholders. The fund has consistently ranked near the top of its peer group in total returns over the last ten years. Further, the fund has done an excellent job of keeping its expenses low. The fund has an expense ratio of 55 basis points, which is on the low end for any investment category. Further, the current board indeed seems to be appropriately independent."

Although the Board of Directors of EIS Fund has not made a recommendation on the liquidation issue, it has indicated that it is committed to liquidating the Fund as soon as possible, in the event shareholders approve the plan of liquidation. The Board of Directors asks that all shareholders cast their vote and contact Georgeson Shareholder Communications, Inc., the Fund's proxy solicitor, at (800) 223-2064 with any questions or to obtain proxy materials.

If the Fund had been liquidated as of August 31, 2001, each shareholder would have received approximately $18.41 per share, which reflects $18.51 in NAV minus estimated liquidation expenses of $0.10 per share ($200,000 total for the Fund). Thus, if the Fund had been liquidated on July 31, each shareholder would have received approximately $18.34 per share (not the $18.43 per share that was stated in the proxy statement). Of course, actual liquidation expenses, market values and portfolio transaction costs may vary, affecting liquidation proceeds.


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EIS Fund is the name under which  Excelsior  Income  Shares,  Inc., a closed-end bond fund organized under the laws of New York, does business.